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[redacted]

14049354

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Bank Puerto Rico Securities corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1519 Ponce de Leon Avenue, 2nd Floor, Stop 23
(No. and Street)

San Juan, Puerto Rico 00908
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carrie Wisniewski (678) 640-2120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

111 North Orange Avenue, Suite 1600 (Address) Orlando (City) FL (State) 32801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Caroline Wisniewski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Bank Puerto Rico Securities Corp., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Caroline Wisniewske
Signature

Chief Compliance Officer & Chief Financial Officer
Title

Tiffany Messenger
Notary Public

TIFFANY MESSENGER
MY COMMISSION EXPIRES
FEB. 09, 2016
BARROW CO., GEORGIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRSTBANK PUERTO RICO SECURITIES, CORP.

(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)

Financial Statements and Supplemental Schedules

December 31,2013

(With Reports of Independent Registered Public Accounting Firm)

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Index
December 31, 2013

This report contains (check all applicable boxes):

(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Changes in Stockholder's Equity
(x)	(e)	Statement of Changes in Subordinated Borrowings
(x)	(f)	Statement of Cash Flows
(x)	(g)	Computation of Net Capital for Broker and Dealers Pursuant to Rule 15c3-1 (Schedule I)
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (Schedule II)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 (not applicable)
( )	(l)	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
(x)	(m)	A Copy of the SIPC Supplemental Report
( )	(n)	A Report Describing Any Material Inadequacies Found To Exist Or Found To Have Existed Since The Date of the previous audit (not applicable)
(x)	(o)	Report of Independent Auditors on Internal Control
( )	(p)	Schedule of Segregation Requirements and Funds in Segregation — Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5 (not applicable)

See also Public report filed simultaneously herewith which contains:
Statement of Financial Condition
Supplemental Report on Internal Control

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
FirstBank Puerto Rico Securities, Corp.:

We have audited the accompanying financial statements of FirstBank Puerto Rico Securities, Corp. (the Company) which comprises the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of FirstBank Puerto Rico Securities, Corp. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

San Juan, Puerto Rico
February 28, 2014

Stamp No. E94587 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	3,440,985
Prepaid income tax		170,194
Deferred tax asset		102,417
Other assets		21,712
Total assets	$	3,735,308
Liabilities and Stockholders Equity		
Liabilities		
Accounts payable to parent company	$	26,155
Accounts payable		80,143
Total liabilities		106,298
Stockholder's equity		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		299,000
Retained earnings		3,329,010
Total stockholder's equity		3,629,010
Total liabilities and stockholder's equity	$	3,735,308

The accompanying notes are an integral part of these financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Operations
For the Year Ended December 31, 2013

Revenues		
Underwriting fees	$	97,540
Interest income		46,880
Other income		50,710
Total revenues	$	195,130
Expenses		
Employees compensation and benefits		206,679
Communications and data processing		14,100
Taxes, other than income taxes, and insurance		41,449
Business promotion		6,706
Professional and service fees		88,981
Occupancy and maintenance		49,309
Other expenses		2,750
Total expenses		409,974
Loss before income taxes		(214,844)
Income tax benefit		(102,417)
Net loss	$	(112,427)

The accompanying notes are an integral part of these financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

Common stock outstanding:		
Balance at beginning of year	$	1,000
Common stock issued		-
Balance at end of year		1,000
Additional paid-in capital:		
Balance at beginning of year		299,000
Capital contribution from parent company		-
Balance at end of year		299,000
Retained earnings:		
Balance at beginning of year		3,441,437
Net loss		(112,427)
Balance at end of year		3,329,010
Total stockholder's equity	$	3,629,010

The accompanying notes are an integral part of these financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2013

Subordinated borrowings at beginning of year		$ -
Increase		
	Issuance of subordinated borrowing	
Decrease		
	Payment of subordinated borrowings	
Subordinated borrowings at December 31, 2013		$ -

The accompanying notes are an integral part of these financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Cash Flows
December 31, 2013

Cash flows used in operating activities		
Net loss	$	(112,427)
Adjustments to reconcile net loss to net cash flows used in operating activities		
Deferred income tax benefit		(102,417)
Decrease in accounts receivable		5,117
Increase in prepaid and other assets		(180,911)
Decrease in accounts payable to parent company		(626)
Increase in accounts payable		41,747
Decrease in income tax payable		(460,631)
Total adjustments		(697,721)
Net cash used in operating activities		(810,148)
Cash at beginning of year		4,251,133
Cash at end of year	$	3,440,985
Supplemental disclosure of cash flow information:		
Income taxes paid (includes payment of $410,290 for the acquisition of tax credits amounting to $461,000.)	$	580,115

The accompanying notes are an integral part of these financial statements.

1. Reporting Entity and Summary of Significant Accounting Policies

Reporting Entity
FirstBank Puerto Rico Securities, Corp. (the "Company") is organized under the laws of the Commonwealth of Puerto Rico ("Commonwealth") and is wholly-owned by FirstBank Puerto Rico, Inc. ("FirstBank"), a commercial bank chartered under the laws of the Commonwealth of Puerto Rico, which is, in turn, wholly-owned by First BanCorp.

The Company operates as a broker-dealer in the Commonwealth and is engaged in municipal securities underwriting and selling for local Puerto Rico municipal bond issuers ("Municipal Issuers"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the Puerto Rico Financial Institutions Commissioner. The Company is subject to the supervision, examination and regulation of the Financial Industry Regulatory Authority ("FINRA"), and also is subject to the regulations of the Municipal Securities Rulemaking Board.

The accounting and reporting practices of the Company conform with generally accepted accounting principles in the United States of America ("GAAP") and the industry practices. The following is a description of most significant of these policies:

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Revenue Recognition
Structuring and underwriters fees are recorded as income when earned and the services are performed and completed. The Company has an investment banking services, sales and distribution agreement with J.P. Morgan Securities Inc. to assist the Municipal Issuers in structuring and facilitating the issuance of their municipal securities that are to be offered and sold outside of Puerto Rico.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. In estimating taxes, management assesses the relative merits and risk of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance, and recognizes tax benefits only when deemed probable.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under the guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2013, the Company has not recognized a liability for unrecognized tax benefits.

Group of Related Entities

The following related entities, as defined by the Internal Revenue Code for a New Puerto Rico (the 2011 PR Code), are engaged in active trade or business within Puerto Rico:

- First Bank Puerto Rico
- First Federal Finance Corp. (DBA Money Express)
- First Bank Puerto Rico Securities, Corp.
- First BanCorp.
- First Mortgage, Inc.
- First Bank Overseas Corp.
- First Management of Puerto Rico, Inc.

2. Income Taxes

Under the 2011 PR Code, as amended, the Company is subject to a maximum statutory tax rate of 39%. The 2011 PR Code also includes an alternative minimum tax of 30% that applies if the Company's regular income tax liability is less than the alternative minimum tax requirements. Prior to the approval of Act No.40 ("Act 40"), known as the "Tax Burden Adjustment and Redistribution Act", which amended the 2011 PR Code as explained below, the Company's maximum statutory tax rate was 30% for the years that ended December 31, 2012 and 2011.

Also, one of the main provisions of Act 40 that impacted financial institutions included a new national gross receipts tax that, in the case of financial institutions, is 1% of gross income. For financial institutions, this national gross receipts tax is not deductible for purposes of computing net taxable income and is not part of the alternative minimum tax ("AMT"). This provision is retroactive to January 1, 2013. An expense of $1,444 was recorded during the year 2013 related to the national gross receipts tax and has been included as other expenses in the statement of operations. Subject to certain limitations, a financial institution will be able to claim 50% of its national gross receipts tax against its regular income tax or the alternative minimum tax.

The temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2013 are as follows:

		2013
Net operating loss carryforwards	$	101,695
National gross receipts tax		722
Total gross deferred tax asset		102,417
Less valuation allowance		-
Net deferred tax asset	$	102,417

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the relative impact of negative and positive evidence, including the Company's historical profitability and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The Company has net operating loss carryforwards of approximately $260,000, which are available to offset future taxable income for a period of 10 years expiring in 2023.

3. Subordinated Borrowings

The Company has a revolving subordinated loan agreement with FirstBank maturing on March 31, 2015. Under the agreement, the Company may borrow up to $50,000,000. The interest rate on this loan is equivalent to FirstBank's cost of funds for 90-days funding. FirstBank's cost of funds for 90 days was 1.15% as of December 31, 2013. All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule. The Company had no borrowings outstanding during December 31, 2013.

4. Related Party Transactions

The Company has an Expense Sharing & Management Agreement (the "Agreement") with First Bank under which First Bank provides office space, computer and other office equipment, and general managerial & administrative support and services. Under such Agreement, the Company pays a management fee and reimburses all direct expenses to FirstBank on a monthly basis. Cash deposited with parent company amounted to $12,766. Accounts payable to the parent company amounted to $26,155 as of December 31, 2013.

5. Benefit Plan

The Company's employees participate in the FirstBank 401(k) Retirement Plan for residents of Puerto Rico (Section 1081.01(a) and (d)), (the "Plan") established by its parent company. The Company provides contributory retirement plans pursuant to Section 1081.01(a) and (d) of Puerto Rico Internal Revenue Code of 2011. All employees are eligible to participate in the Plan after three months of services for purpose of making elective deferral contributions and one year of service for purpose of sharing in the Company matching, qualified matching and qualified nonelective contributions. Under the provision of the Plan, the Company contributes 25% of the

first 4% of the participant's compensation contributed to the Plan on a pre-tax basis. Additional matching contributions equal to a discretionary percentage of the amount of your salary deferrals can be approved by the Company as determined by its Board of Directors. Participants are permitted to contribute up to $15,000. The Company had a expense of $636 during the year ended December 31, 2013 which was included for financial statement purpose under Employees compensation and benefits.

6. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Also, the Company's main business is in Puerto Rico.

Most of the cash balance outstanding as of December 31, 2013 is deposited with a local financial institution. These cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The balance at times may exceed federally insured limits. At December 31, 2013, cash in banks exceeded the federally insured limits by $3,178,219.

7. Clearance Agreements

The Company had clearing and custody agreement with Sterne, Agee & Leach, Inc. ("Sterne Agee"). Sterne Agee is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreement, Sterne Agee would clear and execute the brokerage transactions of the Company's customers on a fully disclosed basis. There were no clearing transactions during 2013.

Under the terms of the clearance agreement with Sterne Agee, the clearing broker has the right to charge the Company for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition and operating results. The Company is unable to develop an estimate of the maximum exposure under this agreement. However, the probable exposure as of December 31, 2013 is considered immaterial. During 2013, the Company did not pay any amounts related to these guarantees.

8. Commitments and Contingent Liabilities

The Company had obligations under a lease agreement with the Company's parent, for office space. Total rent expense for the year ended December 31, 2013 was $20,540. The Company's lease agreement with FirstBank was amended during 2013 for a period of 3 years. The amended agreement has the option to extend the terms of the lease for five (5) year renewal periods upon the same terms and conditions of the agreement. At December 31, 2013, the minimum annual rental commitments under operating leases are as follows:

Year ending December 31,		Payments
2014	$	8,643
2015	$	8,643
2016	$	8,643
	$	25,929

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition, operating results or liquidity of the Company.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio was .03 to 1. At December 31, 2013, the Company had net capital of $3,321,921, which was $3,221,922 in excess of its required net capital of $100,000.

10. Subsequent Events

The Company has performed an evaluation of events occurring subsequent to December 31, 2013 through February 28, 2014, which is the date the financial statements were available to be issued. Management has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Computation of Net Capital for Broker and Dealers
Pursuant to Rule 15c3-1
December 31, 2013

Schedule I

Total stockholder's equity from statement of financial condition		$ 3,629,010
Deduct stockholder's equity not allowable for net capital		
Total stockholder's equity qualified for net worth		3,629,010
Add:		
Subordinated borrowings allowable in computation of net worth		
Total capital and allowable subordinated borrowings		3,629,010
Deductions/charges:		
Not allowable assets:		
Cash deposited in parent company	12,766	
Prepaid income tax	170,194	
Deferred tax asset	102,417	
Other deductions/charges	21,712	307,089
Net capital before haircuts		3,321,921
Haircuts on securities		-
Undue concentrations		-
Total net capital		$ 3,321,921
Aggregate indebtedness		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses		$ 106,298
Items not included in statement of financial condition:		
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness		$ 106,298
Computation of basic net capital requirement		
Minimum net capital required (based on aggregate indebtedness)		$ 7,087
Minimum dollar requirement		100,000
Net capital requirement (greater of two amounts above)		100,000
Net capital		3,321,921
Excess net capital		3,221,921
Net capital less greater of 10% of aggregate idebtedness or 120% of minimum dollar requirement		3,201,921
Percentage of aggregate indebtedness to net capital		3.20%

(continued)

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Computation of Net Capital for Broker and Dealers
Pursuant to Rule 15c3-1
December 31, 2013 **Schedule I**

Statement Pursuant to Paragraph (a)(4) of the Rule 17a-5 of the Securities and Exchange Commission

Note: There are no material differences between the preceding computation and the Company's corresponding amended part II of Form X-17A-5 as of December 31, 2013.

See Accompanying Report of Independent Registered Public Accounting Firm

FirstBank Puerto Rico Securities, Corp.

(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)

Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2013

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Sterne Agee & Lench, Inc. (Sterne Agee), clearing broker, and promptly transmits all customer funds and securities to Sterne Agee. Sterne Agee carries all of the accounts of such customers and maintains and preserves such books and records.

See Accompanying Report of Independent Registered Public Accounting Firm

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
FirstBank Puerto Rico Securities, Corp.:

In planning and performing our audit of the financial statements of FirstBank Puerto Rico Securities Corp. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 20X1, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Juan, Puerto Rico
February 28, 2014

Stamp No. E94585 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
FirstBank Puerto Rico Securities, Corp.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by FirstBank Puerto Rico Securities, Corp. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Juan, Puerto Rico
February 28, 2014

License No. 21
Expires December 1, 2016


E94586
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
CPA
sello
$5.00

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068219 FINRA DEC
FIRST BANK PUERTO RICO SECURITIES CORP 10*10
1519 PONCE DE LEON AVE
STOP 23 2ND FLR
SAN JUAN PR 00908

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) — $458

B. Less payment made with SIPC-6 filed (exclude interest) — (175)

JULY 18, 2013
Date Paid

C. Less prior overpayment applied — (-0-)

D. Assessment balance due or (overpayment) — 283

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — -0-

F. Total assessment balance and interest due (or overpayment carried forward) — $283

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ 283

H. Overpayment carried forward — $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

Caroline Wisniewski
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 19th day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 195,131
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	12,000
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	12,000
2d. SIPC Net Operating Revenues	$183,131
2e. General Assessment @ .0025	$ 458
	(to page 1, line 2.A.)